FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F    ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐.    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on April 11, 2019

London, April 11, 2019

ROYAL DUTCH SHELL PLC

NOTICE OF 2019 ANNUAL GENERAL MEETING

Royal Dutch Shell plc (the “Company”) announces that its 2019 Annual General Meeting (“AGM”) will be held at the Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands at 10:00 (Dutch time) on Tuesday May 21, 2019. The Notice of Annual General Meeting (the “Notice”) can be viewed and downloaded from www.shell.com/agm.

The AGM will be webcast on the day so shareholders unable to attend in person can still follow proceedings. More information about the webcast arrangements can be found in the Notice and via the website referred to above.

Included in the 2019 Notice of AGM (in Resolution 22 on page 6) is a resolution requsitioned by a group of shareholders coordinated by Follow This.

UPDATE SINCE THE SHAREHOLDER RESOLUTION WAS RECEIVED

Shell welcomes the announcement on April 7, 2019 by the Dutch shareholder group Follow This of its intention to withdraw the shareholder resolution which had been requisitioned by a group of shareholders coordinated by Follow This and which is set out in Resolution 22 of the 2019 Notice of AGM. Shell understands that Follow This is now in the process of collecting the requisite support to request withdrawal of the shareholder resolution. Shell will ensure that due procedure is followed ahead of any decision by Shell to propose the withdrawal of Resolution 22 from the 2019 AGM but at present Resolution 22 remains on the agenda and shareholders are requested to vote.

The Directors of Royal Dutch Shell plc maintain that Resolution 22 is not in the best interests of Royal Dutch Shell plc and its shareholders as a whole and unanimously recommend that shareholders vote against Resolution 22 for the reasons set out on page 7 of the 2019 Notice of AGM.

We will keep shareholders informed in advance of the AGM on the progress by Follow This and of any subsequent decisions taken by Shell.

SHAREHOLDER PRESENTATION, LONDON

A presentation has been arranged for shareholders at 11:00 (UK time) on Thursday May 23, 2019 (two days after the AGM) at Central Hall Westminster, Storey’s Gate, Westminster, London, SW1H 9NH, United Kingdom. The Chair, the Chief Executive Officer, the Chief Financial Officer and the Company Secretary will be present.

This presentation is not part of the AGM. Further details can be found in the Notice of AGM.

NATIONAL STORAGE MECHANISM

In accordance with the Listing Rules, a copy of each of the documents below will be submitted to the National Storage Mechanism and available for inspection at: http://www.morningstar.co.uk/uk/nsm.

Annual Report and Form 20-F for the year ended December 31, 2018

Notice of the 2019 Annual General Meeting

Notice of Availability of Shareholder Documents

Proxy Form relating to the 2019 Annual General Meeting

The Annual Report and Form 20-F for the year ended December 31, 2018 can also be viewed and downloaded from the Company’s website: www.shell.com/annualreport.

Printed copies of the Notice and associated documents will be despatched to those shareholders who have elected to receive paper communications.

April 11, 2019

Anthony Clarke

Deputy Company Secretary

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

Shell Investor Relations

Europe: + 31 70 377 4540

United States: +1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State.

Cautionary Note

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition’, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’,

‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s 20-F for the year ended December 31, 2018 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, April 11, 2019. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

We may have used certain terms, such as resources, in this announcement that United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.

Notice of Annual General Meeting Royal Dutch Shell plc Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands     Tuesday May 21, 2019 at 10:00 (Dutch time) IMPORTANT AND REQUIRES THIS DOCUMENT IS YOUR IMMEDIATE ATTENTION If you are in any doubt about what action to take, you should seek your own personal advice immediately from a financial adviser authorised under the Financial Services and Markets Act 2000 if you are in the UK or, if you are not, from another appropriately authorised financial adviser. If you have sold or transferred all your shares in Royal Dutch Shell plc (the “Company”), please give this document and the accompanying documents to the stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser. SEE INSIDE FOR INFORMATION ABOUT THE SHAREHOLDER    PRESENTATION IN LONDON

Contents

3
Chair's Letter

4
Notice of Annual General Meeting

6
Shareholder Resolution and Supporting Statement

7
Directors' response to Shareholder Resolution

8
Explanatory notes on resolutions

10
Directors' biographies

18
Shareholder notes

21
Attendance arrangements

22
Shareholder presentation, London

23
Appendix: proposed changes to the Company's Articles of Association

Cautionary note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this Notice of Annual General Meeting, the term "Company" is used to refer to Royal Dutch Shell plc; however, "Shell," "we", "us" and "our" are sometimes used for convenience where references are made to Royal Dutch Shell plc and/or its subsidiaries in general. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Also in this Notice of Annual General Meeting, we refer to "Shell's net carbon footprint," which includes Shell's carbon emissions from the production of our energy products, our suppliers' carbon emissions in supplying energy for that production and our customers' carbon emissions associated with their use of the energy products we sell. Shell only controls its own emissions but, to support society in achieving the Paris Agreement goals, aims to help and influence such suppliers and consumers to likewise lower theirs. The use of the terminology "Shell's net carbon footprint" is for convenience only and not intended to suggest these emissions are those of Shell or its subsidiaries.

Availability of documents
The Company's Annual Report and Form 20-F for the year ended December 31, 2018 can be found at www.shell.com/annualreport. The 2019 Notice of Annual General Meeting can be found at www.shell.com/AGM.

If you would like to obtain, free of charge, a paper copy of any of these documents, please contact one of the following:

United Kingdom +44 (0)121 415 7073
USA +1 888 301 0504

E-communication
If you are a registered shareholder and hold your shares in your own name, or you hold your shares in the Royal Dutch Shell Corporate Nominee, you can choose to view shareholder communications (for example, the Company's Annual Report) by means of our website instead of receiving paper communications. If you opt for website communications and provide us with your email address, by registering online at www.shareview.co.uk/clients/shell, you will be sent a notification by email whenever such shareholder communications are added to our website, or in the absence of an email address you will be sent a notification by post. If you choose to view shareholder communications by means of our website, you may change your mind at any time or obtain, free of charge, a copy of the communication in paper form, by contacting our Registrar at the address below.

Equiniti
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA
United Kingdom
0800 169 1679 (UK)
+44 (0)121 415 7073

Royal Dutch Shell plc
Registered in England and Wales, Company number 4366849
Registered office: Shell Centre, London, SE1 7NA, United Kingdom
Headquarters: Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands
Registered with the Dutch Trade Register under number 34179503

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2 **CONTENTS** NOTICE OF ANNUAL GENERAL MEETING 2019

Chair’s letter Shareholder Presentation, London     A presentation has been arranged for shareholders at 11:00 (UK time) on Thursday May 23, 2019 – two days after the AGM – at Central Hall Westminster, Storey’s Gate, Westminster, London, SW1H 9NH, United Kingdom. The presentation is not part of the AGM; it is a separate meeting and, while all shareholders are invited to attend, it may be of particular interest to UK resident shareholders who wish to hear about the Company’s progress and ask questions in person. Chad Holliday, Chair, will be present, along with Ben van Beurden, Chief Executive Officer, Jessica Uhl, Chief Financial Officer and Linda Szymanski, Company Secretary. Further details can be found on page 22. AGM webcast Shareholders unable to attend the AGM in person can watch via our webcast which will be broadcast live at 10:00 (Dutch time), 09:00 (UK time) on Tuesday May 21, 2019 – the day of the AGM. Shareholders who wish to follow the webcast should log on to www.shell.com/AGM/webcast and follow the online instructions. Further details can be found on page 19. Dear Shareholder, I am pleased to invite you to the Company’s Annual General Meeting (“AGM”) which will be held at the Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands on Tuesday May 21, 2019. As we did last year, we have also arranged a presentation in London two days after the AGM. The presentation is not part of the AGM; it is a separate meeting and while all shareholders are invited to attend, it may be of particular interest to UK resident shareholders who wish to hear about the Company’s progress and ask questions in person. I will be present, along with Ben van Beurden, Chief Executive Officer, Jessica Uhl, Chief Financial Officer and Linda Szymanski, Company Secretary. Business of the AGM The business to be conducted at the AGM is set out in this Notice with explanatory notes concerning each of the resolutions. The business is mainly of a routine nature for a listed company and your Board recommends in favour that you vote of Resolutions 1 to 21. However, we have received a shareholder resolution pursuant to Section 338 of the Companies Act 2006 and your Board recommends that you vote against this resolution (Resolution 22) for the reasons set out on page 7. The AGM will be conducted in English although there will be Dutch translation facilities available. Directors In line with the UK Corporate Governance Code, all Directors will retire at the 2019 AGM and seek reappointment by shareholders. Shareholders will also be asked to vote on the appointment of Neil Carson as a Director of the Company with effect from June 1, 2019. The Nomination and Succession Committee recommended Neil’s appointment to the Board following its review of the skills, knowledge and experience needed and a rigorous and thorough search process. Neil brings a track record of strong operational exposure, familiarity with capital intensive business and a first-class international perspective on driving value in complex environments. We are delighted he has agreed to join us. I believe that the appointment and reappointments proposed in Resolutions 3 to 14 are in the best interests of the Company. The biographical details of each Director are given on pages 10 to 16, along with a summary of the outcome of our 2018 Board Evaluation on page 16 and an overview of the skills and experience represented on the Board on page 17. I hope you will vote in support of these resolutions. Question and answer session The AGM, and the London Shareholder presentation, provide an opportunity for you to ask questions about the business set out in this Notice and to raise other matters about the business of the Company. As Chair of the AGM, I will endeavour to ensure that discussions remain relevant and that as many shareholders as possible have the opportunity to speak. Voting All resolutions for consideration at the AGM will be decided on a poll rather than a show of hands. This means that a shareholder has one vote for every share held. If you are not able to come to the AGM in person, I would urge you to vote by following the guidance notes on pages 18 to 20. Yours faithfully, Chad Holliday Chair     March 13, 2019 NOTICE OF ANNUAL GENERAL MEETING 2019 CHAIR’S LETTER 3

Notice of Annual General Meeting Notice is hereby given that the Annual General Meeting (“AGM“) of Royal Dutch Shell plc (the “Company”) will be held at the Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands at 10:00 (Dutch time) on Tuesday May 21, 2019, for the purposes of considering the following business. Resolutions numbered 1 to 17 and 21 are being proposed as ordinary resolutions and those numbered 18 to 20 and 22 are being proposed as special resolutions. For ordinary resolutions to be passed, more than half of the votes cast must be in favour of the resolution, while in the case of special resolutions at least three-quarters of the votes cast must be in favour. Resolution 1 That the Company’s annual accounts for the financial year ended December 31, 2018, together with the Directors’ report and the Auditor’s report on those accounts, be received. Resolution 2 That the Directors’ Remuneration Report, excluding the Directors’ Remuneration Policy set out on pages 119 to 147 of the Directors’ Remuneration Report, for the year ended December 31, 2018, be approved. Resolution 3 That Neil Carson be appointed as a Director of the Company with effect from June 1, 2019. Resolution 4 That Ben van Beurden be reappointed as a Director of the Company. Resolution 5 That Ann Godbehere be reappointed as a Director of the Company. Resolution 6 That Euleen Goh be reappointed as a Director of the Company. Resolution 7 That Charles O. Holliday be reappointed as a Director of the Company. Resolution 8 That Catherine Hughes be reappointed as a Director of the Company. Resolution 9 That Gerard Kleisterlee be reappointed as a Director of the Company. Resolution 10 That Roberto Setubal be reappointed as a Director of the Company. Resolution 11 That Sir Nigel Sheinwald be reappointed as a Director of the Company. Resolution 12 That Linda G. Stuntz be reappointed as a Director of the Company. Resolution 13 That Jessica Uhl be reappointed as a Director of the Company. Resolution 14 That Gerrit Zalm be reappointed as a Director of the Company. Resolution 15 That Ernst & Young LLP be reappointed as Auditor of the Company to hold office until the conclusion of the next AGM of the Company. Resolution 16 That the Audit Committee be authorised to determine the remuneration of the Auditor for 2019 on behalf of the Board. Resolution 17 That the Board be generally and unconditionally authorised, in substitution for all subsisting authorities, to allot shares in the Company, and to grant rights to subscribe for or to convert any security into shares in the Company, up to an aggregate nominal amount of €190.3 million, and to list such shares or rights on any stock exchange, such authorities to apply until the earlier of the close of business on August 21, 2020, and the end of the AGM to be held in 2020 (unless previously renewed, revoked or varied by the Company in a general meeting) but, in each case, during this period, the Company may make offers and enter into agreements which would, or might, require shares to be allotted or rights to subscribe for or to convert securities into shares to be granted after the authority ends and the Board may allot shares or grant rights to subscribe for or to convert securities into shares under any such offer or agreement as if the authority had not ended. Resolution 18 That if Resolution 17 is passed, the Board be given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by that resolution and/or to sell ordinary shares held by the Company as treasury shares for cash as if Section 561 of the Companies Act 2006 did not apply to any such allotment or sale, such power to be limited: (A) to the allotment of equity securities and sale of treasury shares for cash in connection with an offer of, or invitation to apply for, equity securities: (i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and (ii) to holders of other equity securities, as required by the rights of those securities or, as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, or legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange or any other matter whatsoever; and (B) to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph (A) above) up to a nominal amount of €28.6 million, such power to apply until the earlier of the close of business on August 21, 2020, and the end of the AGM to be held in 2020 but, in each case, prior to its expiry, the Company may make offers, and enter into agreements, which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the power expires and the Board may allot equity securities (and sell treasury shares) under any such offer or agreement as if the power had not expired. 4 NOTICE OF ANNUAL GENERAL MEETING NOTICE OF ANNUAL GENERAL MEETING 2019

Resolution 19 That, with effect from the conclusion of the meeting, the Articles of Association produced to the meeting, and initialled by the Chair of the meeting for the purpose of identification, be adopted as the new Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association. Resolution 20 That the Company be authorised for the purposes of Section 701 of the Companies Act 2006 to make one or more market purchases (as defined in Section 693(4) of the Companies Act 2006) of its ordinary shares of 0.07 each (“ordinary shares”), such authority to be limited: (A) to a maximum number of 815 million ordinary shares; (B) by the condition that the minimum price which may be paid for an ordinary share is €0.07 and the maximum price which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value of an ordinary share for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out, in each case, exclusive of expenses; such authority to apply until the earlier of the close of business on August 21, 2020, and the end of the AGM to be held in 2020 but in each case so that the Company may enter into a contract to purchase ordinary shares which will or may be completed or executed wholly or partly after the authority ends and the Company may purchase ordinary shares pursuant to any such contract as if the authority had not ended. Resolution 21 That, in accordance with Sections 366 and 367 of the UK Companies Act 2006 and in substitution for any previous authorities given to the Company (and its subsidiaries), the Company (and all companies that are subsidiaries of the Company at any time during the period for which this resolution has effect) be authorised to: (A) make political donations to political organisations other than political parties not exceeding £200,000 in total per annum; and (B) incur political expenditure not exceeding £200,000 in total per annum (in each case, such terms have the meanings given in Sections 363 to 365 of the Companies Act 2006). In the period for which this authority has effect, it shall permit donations and expenditure by the Company and its subsidiaries to a maximum amount of £1,600,000; however, use of the authority shall always be limited as above. This authority shall continue for the period ending on May 20, 2023 or the date of the Company’s AGM in 2023, whichever is earlier. Resolution 22 Shareholder resolution The Company has received notice pursuant to the UK Companies Act 2006 of the intention to move the resolution set forth on page 6 and incorporated herein by way of reference at the Company’s 2019 AGM. The resolution has been requisitioned by a group of shareholders and should be read together with their statement in support of their proposed resolution set forth on page 6. Your Directors consider that Resolution 22 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote against Resolution 22 for the reasons set out on page 7. By order of the Board Linda M. Szymanski Company Secretary March 13, 2019 NOTICE OF ANNUAL GENERAL MEETING 2019 NOTICE OF ANNUAL GENERAL MEETING 5

Shareholder Resolution and Supporting Statement Shareholders request the Company to set and publish targets that are aligned with the goal of the Paris Climate Agreement to limit global warming to well below 2°C. These targets need at least to cover the greenhouse gas (GHG) emissions of the Company’s operations and the use of its energy products (Scope 1, 2 and 3), and to be intermediate and long-term. We request that the Company base these targets on quantitative metrics such as GHG intensity metrics (GHG emissions per unit of energy) or other quantitative metrics that the Company deems suitable to align their targets with a well-below -2°C pathway. Shareholders request that annual reporting include information about plans and progress to achieve these targets (at reasonable cost and omitting proprietary information). You have our support. Supporting Statement The oil and gas industry can make or break the goal of the Paris Climate Agreement. Therefore, oil and gas companies need the support of their shareholders to change course: first to align their targets with the Paris Climate Agreement, and second to invest accordingly in the energy transition to a net-zero-emission energy system. Fiduciary duty We, the shareholders, understand this support to be our fiduciary duty. A growing international consensus has emerged among financial institutions that achieving the goal of Paris is essential to risk management and responsible stewardship of the world economy disrupted by devastating climate change. Net-zero emissions The goal of the Paris Climate Agreement is to limit global warming to well below 2°C above pre-industrial levels, to aim for a global net-zero-emission energy system, and to pursue efforts to limit the temperature increase to 1.5°C. In 2018, the IPCC emphasised that to limit global warming to 1.5°C, CO2 emissions must reach to net zero by 2050. Scope 3 Emissions from energy products (Scope 3) are crucial in the Paris Climate Agreement, and we therefore support you to include these in your targets. In 2017, Royal Dutch Shell plc set the example by including Scope 3 in their ambition to halve their carbon intensity by 2050. However, this ambition is not in line with a well-below -2°C pathway. This climate resolution reflects our belief that we need targets that are truly aligned with a well-below -2°C pathway across the whole energy sector. We therefore encourage the Company to set targets that are inspirational for society, employees, and shareholders, allowing the Company to meet increasing demand for energy while reducing GHG emissions to levels compatible with the global intergovernmental consensus specified by the Paris Climate Agreement. You have our support. 6 SHAREHOLDER RESOLUTION AND SUPPORTING STATEMENT NOTICE OF ANNUAL GENERAL MEETING 2019

Directors’ response to Shareholder Resolution Your Directors consider that Resolution 22 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote against Resolution 22. Your Directors consider that Resolution 22 is not in the best interests of the Company and its shareholders, and unanimously recommend that you vote against it. Contrary to what Follow This asserts, it is both unnecessary and potentially counter-productive to Shell’s industry-leading efforts and our commitment to play a leading and constructive role in the energy transition. It is therefore not in the best interests of the Company and its shareholders as a whole. Shell agrees with the importance attached by its investors to the issue of climate change. Shell’s future success depends on effectively navigating the risks, opportunities and uncertainties presented by the energy transition. In November 2017, Shell announced its ambition to reduce its Net Carbon Footprint (NCF) associated with the energy products it sells, in step with society’s drive to meet the goals of the Paris Agreement. In a joint statement between the institutional investors on behalf of Climate Action 100+1 and Shell (released on December 3, 2018), Shell announced that it will operationalize this ambition by setting NCF-specific short-term targets, and that it will incorporate a link between energy transition and the long-term remuneration of executives (the full Remuneration Policy is subject to a shareholder vote at the 2020 AGM). In 2019, it was decided to set an NCF target for 2021 of 2–3% lower than our 2016 NCF of 79 grams of CO2-equivalent per megajoule. While we have received third party limited assurance on our 2016 NCF, we are currently re-evaluating our assurance processes to ensure that we will be able to obtain third-party assurance in parallel with the projected timing of our future NCF disclosures. Shell’s NCF ambition, combined with the other actions it is taking, is consistent with the Paris Agreement and is the right approach for a supplier of energy products which is a fundamentally different position than one of an energy user. It recognises that there is no “one” way to get to the desired outcomes and a range of scenarios need to be considered. As a result, the NCF ambition was developed, using data from the IEA’s ETP 2°C scenario and Shell’s own Sky scenario, both of which are consistent with the objectives of the Paris Agreement, and have been referenced in the IPCC’s recent Special Report on Global Warming of 1.5°C. Depending on society’s actions, this ambition is challenging but achievable. Every five years, Shell will review the updated Nationally Determined Contributions (NDCs) in line with the Paris Agreement mechanism, the updated scenarios on decarbonisation trajectories and any other developments to assess societal progress in the energy transition. The outcome of this review will be used to calibrate Shell’s NCF ambition and pace of change in line with that of society. The first such review is currently anticipated to take place after 2022. Shell believes its efforts represent an effective framework to play its part in the energy transition as a growing, successful, commercial company, providing the energy solutions that consumers will need and want through this period of uncertain change and reducing the carbon intensity of the energy products it supplies. Investing in assets that will remain financially resilient in the energy system of the future is key to delivering a world-class investment case to Shell’s investors. Shell is growing its business in areas that it expects to be important in the energy transition, while reducing costs and seeking to improve its GHG performance. Shell’s NCF ambition will drive change across the portfolio, e.g. by growing its Integrated Gas, Chemicals, and New Energies businesses. These are the areas where Shell could see the highest increases in demand over the next decade. As the world transitions to lower-carbon energy, Shell also expects to continue to invest in finding and producing the oil and gas that the world will need for decades to come. This approach has been acknowledged and strongly supported by numerous institutional investors as sector-leading, setting the standard for the industry. Considering the above, we recommend a vote against the resolution for the following reasons: We have already established a recognized and sector-leading framework to thrive in the energy transition as a world class investment, and to be a constructive actor contributing to society through the energy transition. Setting specific (shorter-term) targets on NCF while maintaining our longer-term ambition, creates a measurable and manageable incentive for management to deliver on the ambition. This framework is consistent with the Paris goals and makes the proposed Follow This resolution unnecessary. Crucially, our existing framework provides the flexibility to ensure Shell remains resilient in an uncertain energy transition and can react in a timely manner to market developments. For example, as it becomes clear which technologies our customers prefer and how local policy choices will play out in different countries, it will enable us to invest successfully at scale with confidence and stay in step with society, neither going too fast nor too slow. This will mean we stay in sync with our customers, which is essential for any commercial business. While apparently consistent with many of the key aspects of our framework, the insistence of the proposed Follow This resolution on long-term targets covering many decades could be counter-productive, imposing constraints on management decision-making that would undermine the flexibility we require. Your Directors recommend that shareholders show their support for the existing framework Shell has created by voting against this resolution. Shell’s management is already shaping the path for a successful transition of the company and working with a range of stakeholders to encourage necessary change right across the energy system. 1 Climate Action 100+ is a five-year initiative led by investors to engage systemically important greenhouse gas emitters and other companies across the global economy that have significant opportunities to drive the clean energy transition and help achieve the goals of the Paris Agreement. To date, 310 investors with more than USD $32 trillion in assets under management have signed on to the initiative. NOTICE OF ANNUAL GENERAL MEETING 2019 DIRECTORS’ RESPONSE TO SHAREHOLDER RESOLUTION 7

Explanatory notes on resolutions Annual Report and Accounts Note to resolution 1 The Board of Directors will present the Company’s annual accounts for the financial year ended December 31, 2018, together with the Directors’ report and the Auditor’s report on those accounts. Consideration and approval of the Note to resolution 2 Directors’ Remuneration Report Resolution 2 is an advisory vote and seeks approval for the Directors’ Remuneration Report for the year ended December 31, 2018. The Report has been prepared and is laid before the meeting in accordance with the Companies Act 2006. Shareholders approved a resolution at the 2017 AGM in relation to the Directors’ Remuneration Policy. The Company must seek approval for a similar resolution each year unless the policy is left unchanged, in which case shareholder approval need only be sought every three years. The approved policy is shown for information purposes in the Directors’ Remuneration Report, within the Annual Report on pages 119 to 147. Appointment of Director Note to resolution 3 The Board has proposed the appointment of Neil Carson as a Director of the Company with effect from June 1, 2019. His biographical details are given on page 16. Note to resolutions 4 to 14 In line with the UK Corporate Governance Code, all Directors will retire at the AGM and seek reappointment by shareholders. The biographical details of those Directors seeking reappointment are given on pages 10 to 16 along with a Statement from our Senior Independent director, Gerard Kleisterlee, regarding the tenure of our Chair (page 10). Pursuant to the UK Corporate Governance Code, all Non-executive Directors have received performance evaluations and were considered to be effective in their roles and to be committed to making available the appropriate time for Board meetings and other duties. Please see the summary of the 2018 Board evaluation on page 16. A full overview of the board evaluation can be found on pages 100 and 101 of the Annual Report for the year ended December 31, 2018. The Board recommends that you support the reappointment of each of the retiring Directors standing for reappointment at the AGM. Note to resolutions 15 and 16 Reappointment of Auditor and determination of Auditor’s remuneration The Company is required to appoint an Auditor for each financial year of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company. Resolution 15 proposes the reappointment of Ernst & Young LLP as the Company’s Auditor and Resolution 16 seeks authority for the Audit Committee to determine their remuneration on behalf of the Board. Authority to allot shares Note to resolution 17 This resolution would give the Directors the authority to allot ordinary shares or grant rights to subscribe for or to convert any securities into ordinary shares up to an aggregate nominal amount equal to €190.3 million (representing 2,719,638,156 ordinary shares of €0.07 each). This amount represents approximately one-third of the issued ordinary share capital of the Company as at March 13, 2019, the latest practicable date prior to publication of this Notice. The Company does not hold any shares in treasury as at the date of this Notice. This authority complies with the guidelines issued by institutional investors. The Directors’ authority under this resolution will expire at the earlier of the close of business on August 21, 2020, and the end of the AGM of the Company to be held in 2020.     The Directors have no present intention to exercise the authority sought under this resolution, however the full authority gives the Directors flexibility to take advantage of business opportunities as they arise. Disapplication of pre-emption rights Note to resolution 18 This resolution will be proposed as a special resolution, which requires at least three-quarters of the votes cast to be in favour. It would give the Directors the authority to allot ordinary shares (or sell any ordinary shares which the Company elects to hold in treasury) for cash without first offering them to existing shareholders in proportion to their existing shareholdings. This authority would be, similar to previous years, limited to allotments or sales in connection with pre-emptive offers to ordinary shareholders and offers to holders of other equity securities, if required by the rights of those securities or as the Board otherwise considers necessary, or otherwise up to an aggregate nominal amount of 28.6 (representing 407,945,723 ordinary shares of 0.07 each). This aggregate nominal amount represents, in accordance with institutional investor guidelines, approximately 5% of the issued ordinary share capital of the Company as at March 13, 2019, the latest practicable date prior to publication of this Notice. In respect of this aggregate nominal amount, the Directors confirm their intention to follow the provisions of the Pre-Emption Group’s Statement of Principles regarding cumulative usage of authorities within a rolling three-year period without prior consultation with shareholders. The authority will expire at the earlier of the close of business on August 21, 2020, and the end of the AGM of the Company to be held in 2020. The Directors have no immediate plans to make use of this authority. 8 EXPLANATORY NOTES ON RESOLUTIONS NOTICE OF ANNUAL GENERAL MEETING 2019

Adoption of new Articles of Association Note to resolution 19 This resolution is proposed as a special resolution which requires at least three quarters of the votes cast to be in favour. It is proposed in Resolution 19 to adopt new Articles of Association (the “New Articles”) in order to update the Company’s current Articles of Association (the “Current Articles”), which were updated in May 2010, primarily to reflect developments in best practice, and provide additional clarification and flexibility. The principal changes introduced in the New Articles are summarised in the Appendix on page 23. Other changes, which are of a minor, technical or clarifying nature have not been noted in the Appendix. The New Articles showing all the changes to the Current Articles are available for inspection, as noted on page 20, at www.shell.com/AGM and will also be available at the Annual General Meeting. Renewal of authority to make market Note to resolution 20 purchases of ordinary shares This resolution will be proposed as a special resolution, which requires at least three-quarters of the votes cast to be in favour. Authority is sought for the Company to purchase up to 10% of its issued ordinary shares (excluding any treasury shares), renewing the authority granted by the shareholders at previous AGMs. The Board regards the ability to repurchase issued shares in suitable circumstances as an important part of the financial management of the Company. The Directors confirm that they will exercise the ongoing buy-back authority only when, in the light of prevailing market conditions, they consider that such purchases would result in an increase in earnings per share and would be in the best interests of the shareholders generally. The Board is making no recommendation as to whether shareholders should sell their ordinary shares in the Company. The Company purchased 183.7 million ordinary shares in the period from the last AGM to March 13, 2019, under the existing authority. All shares purchased have been/ will be cancelled. Ordinary shares purchased by the Company pursuant to this authority will either be cancelled or held in treasury. Treasury shares are shares in the Company which are owned by the Company itself. The Company currently has no ordinary shares in treasury. The minimum price, exclusive of expenses, which may be paid for an ordinary share is €0.07. The maximum price, exclusive of expenses, which may be paid for an ordinary share is the higher of: (i) an amount equal to 5% above the average market value for an ordinary share for the five business days immediately preceding the date of the purchase; and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out. The Company has no warrants in issue in relation to its shares and no options to subscribe for its shares outstanding. The authority will expire at the earlier of the close of business on August 21, 2020, and the end of the AGM of the Company to be held in 2020. Note to resolution 21 Authority for certain donations and expenditure This ordinary resolution seeks authority from shareholders to enable the Company (and its subsidiaries) to: â– â– make political donations to political organisations other than political parties up to an aggregate of £200,000 per annum; and â– â– incur political expenditure up to an aggregate of £200,000 per annum, in the European Union (“EU”) which it would otherwise be prohibited from making or incurring because of the Companies Act 2006. The Directors are seeking such authority for a four-year period ending on May 20, 2023, or the date of the Company’s AGM in 2023, whichever is earlier. The Company has no intention of changing its current practice of not making    expenditure within the ordinary meaning political donations or incurring political of those words and will not do so without the specific endorsement of shareholders. However, the Companies Act 2006 defines “political organisations” widely to include, among other things, organisations which carry on or propose to carry on activities that are capable of being reasonably regarded as intended to affect public support for a political party or an independent election candidate in any EU member state or to influence voters in relation to any referendum in any EU member state. As a result, it is possible that political organisations may include, for example, bodies concerned with policy review and law reform, with the representation of the business community or sections of it or with the representation of other communities or special interest groups which it may be in the Company’s interest to support. Section 367 of the UK Companies Act 2006 requires that the authority should specify the maximum amount that the Company and its subsidiaries can spend on each category of political donations or expenditure during the four-year period. To ensure sufficient flexibility, the resolution provides that this maximum amount is £1,600,000 for the Company and its subsidiaries, in respect of each category, over the whole period of the authority until its expiration in 2023. As stated in the resolution, the amount of expenditure by both the Company and its subsidiaries under the authority shall not exceed £400,000 in total in any year. Note to resolution 22 Shareholder Resolution Resolution 22 is a special resolution and has been requisitioned by a group of shareholders. It should be read together with their statement in support of their proposed resolution. The shareholder resolution and supporting statement is given on page 6 and the Directors’ response is given on page 7. Your Directors consider that Resolutions 1 to 21 are in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote in favour of Resolutions 1 to 21. However, they consider that Resolution 22 is not in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote against Resolution 22 for the reasons set out on page 7. NOTICE OF ANNUAL GENERAL MEETING 2019 EXPLANATORY NOTES ON RESOLUTIONS 9

Directors’ biographies Charles O. Holliday Chair Tenure Chair – Four years (appointed Chair May 19, 2015) On Board – 8.5 years (appointed September 1, 2010) Board Committee membership Chair of the Nomination and Succession Committee Outside interests Presiding Director of HCA Holdings, Inc. Director of Deere & Company. Member of the Critical Resource’s Senior Advisory Panel. Member of the Royal Academy of Engineering. Age 71 Nationality US citizen Career Charles (Chad) Holliday was appointed Chair of the Board of Royal Dutch Shell plc with effect from May 19, 2015. He was Chief Executive Officer of DuPont from 1998 to 2009, and Chairman from 1999 to 2009. He joined DuPont in 1970 after receiving a B.S. in industrial engineering from the University of Tennessee and held various manufacturing and business assignments, including a six-year Tokyo-based posting as President of DuPont Asia/Pacific. He has previously served as Chairman of the Bank of America Corporation, The Business Council, Catalyst, the National Academy of Engineering, the Society of Chemical Industry – American Section and the World Business Council for Sustainable Development. He is a founding member of the International Business Council. Relevant skills and experience Chad has a distinguished track record as an international businessman. He was originally appointed to the Board as a Non-executive Director in September 2010 and, prior to his May 2015 appointment as Chair of the Board, served as Chair of the Corporate and Social Responsibility Committee and Member of the Remuneration Committee. He has a deep understanding of international strategic, commercial and environmental issues, and gained extensive experience in the areas of safety and risk management during his time with DuPont. During his time as Chair, he has been committed to developing and maintaining a strong dialogue with investors and other key stakeholders and has ensured that their views are considered during Board discussions and decision-making. He has also demonstrated a strong commitment to ensuring that the highest standards of corporate governance, safety, ethics and compliance are maintained. Chad is a particularly avid advocate of greater diversity, which is reflected in the Board’s current diversity mix and increased diversity goals across the Shell Group. Chad’s performance has been evaluated by the other Directors, led by Gerard Kleisterlee, Deputy Chair and Senior Independent Director. Chair tenure Charles O. Holliday (Chad) was appointed as Chair in 2015 after 4.5 years on the Board as a Non-executive Director. He will reach a tenure of nine years in September 2019. In January 2019, the New Code came into force and with it came a new recommended tenure of the Chair. The New Code advises that the Chair should not remain in post beyond nine years from the date of their first appointment to the Board. However, the New Code pragmatically acknowledges the situation in which we find ourselves, with a Chair approaching nine years, and if a clear explanation is provided, the New Code permits a limited time extension where this would support a Company’s succession plan and diversity policy, particularly in those cases where the chair was an existing Non-executive Director on appointment. The Nomination and Succession Committee, and the Board, have discussed this New Code requirement at length. In addition, the Company Secretary engaged with proxy advisory firms and some of our largest investors on the matter. Furthermore, Gerard Kleisterlee, our Senior Independent Director, engaged with investors on this topic at our governance event in December 2018 and communicated our preference for Chad Holliday to remain as Chair until our 2021 AGM. The Board believes that retaining Chad until then would facilitate more effective phasing of his succession. An earlier departure would be disruptive and could leave a significant deficiency in Shell Board experience by 2020, when the current Senior Independent Director and longest-serving Director will also have reached a nine-year tenure. The Board believes that Chad continues to be a very effective Chair. Although the Board will continue to assess his objectivity, the Board is confident that he continues to exercise objective judgment, despite his tenure approaching nine years. In fact, the Board finds the continuity of his corporate knowledge and experience essential to complement and support the new skills and experience of its Director appointments of the last two years, as well as those that we will need to make in the next two years. Further, the Board finds that his deep understanding and knowledge of the Shell Group, coupled with the strong Shell relationships he has established, enable him to effectively challenge management as well as coach other Non-executive Directors on the intricacies and nuances of the business, thereby better equipping them to likewise effectively challenge management and enhance overall governance. The Board has also achieved near gender parity and increased diversity under Chad’s leadership as Chair. He is well placed to lead the Board through the next two years, which are critical to succession planning, and to continue the strengthening of diversity among the Board and Senior Management. The text relating to Chair tenure is provided by Gerard Kleisterlee, Senior Independent Director. 10 DIRECTORS’ BIOGRAPHIES NOTICE OF ANNUAL GENERAL MEETING 2019

Gerard Kleisterlee Deputy Chair and Senior Independent Director Tenure 8.5 years (appointed November 1, 2010) Board Committee membership Chair of the Remuneration Committee and member of the Nomination and Succession Committee Outside interests Chairman of Vodafone Group plc, Chairman of the Supervisory Board of ASML Holding N.V. Age 72 Nationality Dutch Career Gerard was President/Chief Executive Officer and Chairman of the Board of Management of Koninklijke Philips N.V. from 2001 to 2011. Having joined Philips in 1974, he held several positions before being appointed as Chief Executive Officer of Philips’ Components division in 1999 and Executive Vice-President of Philips in 2000. He was a member of the board of Directors of Dell Inc. from 2010 to 2013 and, a member of the Supervisory Board of Daimler AG from 2009 to 2014. From 2014 to 2016, he was a Non-executive Director of IBEX Global Solutions plc. Relevant skills and experience Gerard is a Dutch businessman with a distinguished career with one of the largest electronics companies in the world. Through a variety of senior roles, he was responsible for operations in places such as Europe, Taiwan, China and Hong Kong. Gerard is also currently Chair of Vodafone, one of the UK’s largest global companies, which provides services to more than 500 million customers. Gerard’s business experience provides him with a broad and deep understanding of the geopolitical, strategic and commercial challenges an evolving business faces. His experience – gained at Philips, Dell and Vodafone, businesses that have seen significant changes in technology and consumer behaviour – is a great asset to the Board as Shell transitions to a lower-carbon energy system. Gerard is a seasoned leader, making him ideally suited to his position as our Senior Independent Director, Deputy Chair and Chair of our Remuneration Committee. He raises the bar on the level of Board debate, with his insightful, concise and direct questions. Ben van Beurden Chief Executive Officer Tenure Five years (appointed January 1, 2014) Board Committee membership N/A Outside interests No external appointments Age 60 Nationality Dutch Career Ben was Downstream Director from January to September 2013. Before that, he was Executive Vice President Chemicals from 2006 to 2012. In this period, he also served on the boards of a number of leading industry associations, including the International Council of Chemicals Associations and the European Chemical Industry Council. Prior to this, he held a number of operational and commercial roles in both Upstream and Downstream, including Vice President Manufacturing Excellence. He joined Shell in 1983, after graduating with a Master’s Degree in Chemical Engineering from Delft University of Technology, the Netherlands. Relevant skills and experience Ben has over 35 years of Shell experience and has built a deep industry understanding and proven management experience across the technical and commercial roles which he has undertaken over his career. Since 2016, Ben has led Shell to deliver strong financial results, total shareholder returns and earnings per share. Ben has also led Shell through ending the scrip dividend and the start of a $25 billion share buyback programme. Under his leadership Shell New Energies has been established and Shell has announced industry-leading initiatives in response to the global challenge of the energy transition to a lower-carbon future, including the introduction of Shell’s Net Carbon Footprint ambition. Shell is now at the forefront of a cross-industry push to reduce the greenhouse gas impact of natural gas with the Methane Guiding Principles. Ben has led the Company to complete the acquisition of BG Group and fully integrate it into our operations, executed an impressive reshaping of our portfolio and completed a divestment programme of $30 billion of noncore assets, making the Shell Group simpler. NOTICE OF ANNUAL GENERAL MEETING 2019 DIRECTORS’ BIOGRAPHIES 11

Directors’ biographies Continued Jessica Uhl Chief Financial Officer Tenure Two years (appointed March 9, 2017) Board Committee membership N/A Outside interests No external appointments Age 51 Nationality US citizen Career Jessica was Executive Vice President Finance for the Integrated Gas business from January 2016 to March 2017. Previously, she was Executive Vice President Finance for Upstream Americas from 2014 to 2015, Vice President Finance for Upstream Americas Unconventionals from 2013 to 2014, Vice President Controller for Upstream and Projects & Technology from 2010 to 2012, Vice President Finance for the global Lubricants business from 2009 to 2010, and Head of External Reporting from 2007 to 2009. She joined Shell in 2004 in finance and business development, supporting the Renewables business. Prior to joining Shell, Jessica worked for Enron in the USA and Panama from 1997 to 2003 and for Citibank in San Francisco, USA from 1990 to 1996. She obtained an MBA at INSEAD in 1997. Relevant skills and experience Jessica is a highly regarded executive with a track record of delivering key business objectives, from cost leadership in complex operations to M&A delivery. Jessica’s extensive experience combines an external perspective with 15 years of Shell experience: she has held finance leadership roles in Europe and the USA, in Shell’s Upstream, Integrated Gas and Downstream businesses, as well as in Projects & Technology. Jessica’s tenure as CFO has also been impressive. She was appointed not long after the BG acquisition, when Shell’s debt, gearing and development costs were high and when the oil price was still recovering from the lower levels in 2016. In these challenging conditions, but with great enthusiasm, clarity and discipline, Jessica has been a leading force in delivering on the financial promises Shell had made to its shareholders, and with great success. In 2018 Shell delivered $39 billion in free cash flow ($28 billion in 2017). This made it possible for Shell to decrease its net debt and gearing and increase shareholder distributions, following the removal of the scrip dividend, and the start of the share buyback programme. Ann Godbehere Non-executive Director Tenure 10 months (appointed May 23, 2018) Board Committee membership Member of the Audit Committee Outside interests Non-executive Director of UBS AG and UBS Group AG since 2009 and 2014[A], respectively, and Rio Tinto plc and Rio Tinto Limited since 2010[B]. Senior Independent Director of Rio Tinto plc, Fellow of the Institute of Chartered Professional Accountants and a Fellow of the Certified General Accountants Association of Canada. Age 63 Nationality Canadian and British Career Ann started her career with Sun Life of Canada in 1976 in Montreal, Canada and joined M&G Group in 1981 where she served as Senior Vice President and Controller for both life and health and property and casualty businesses throughout North America. She joined Swiss Re in 1996 and served as Chief Financial Officer from 2003 to 2007. From 2008 to 2009, she was interim Chief Financial Officer and an Executive Director of Northern Rock bank in the initial period following its nationalisation. She served as a Non-executive Director of Prudential plc from 2007 to 2017 and British American Tobacco plc from 2011 to 2018. Relevant skills and experience Ann is a former CFO, a Fellow at the Institute of Chartered Accountants, and has more than 25 years of experience in the financial services sector. She has worked her entire career in international business and has lived in or served on boards in nine countries. Although still in her first year with Shell, she has been adding exceptional value by bringing both her experience and new perspective to the Board. Ann’s highly relevant skills, particularly in investment appraisal and financial risk management, are a welcome addition to our Board and Audit Committee. Her long international business career brings with it an invaluable global perspective and understanding, which is reflected in the insights and constructive challenges she brings to the boardroom. As part of her induction, Ann visited our Middle East and US Upstream operations. These visits, combined with Ann’s unquenchable thirst for knowledge, greatly increased her understanding of Shell’s businesses, further strengthening the valuable contributions she had already been making to the Board. More information on these visits can be found under Induction and Training within our Annual Report. [A] On February 25, 2019, UBS AG and UBS Group AG announced that Ann would not seek re-election at their Annual General Meeting on May 2, 2019, after serving 10 years on the Board. [B] On February 27, 2019, Rio Tinto plc and Rio Tinto Limited announced that Ann would not seek re-election at their Annual General Meeting on April 10, 2019 and May 9, 2019 respectively, after 9 years on the Board. 12 DIRECTORS’ BIOGRAPHIES NOTICE OF ANNUAL GENERAL MEETING 2019

Euleen Goh Non-executive Director Tenure 4.5 years (appointed September 1, 2014) Board Committee membership Chair of the Audit Committee Outside interests Chairman of SATS Limited. Non-executive Director of CapitaLand Limited, DBS Bank Limited, DBS Group Holdings Limited and Temasek Trustees Pte Limited[A]. Trustee of the Singapore Institute of International Affairs Endowment Fund. Chairman of the Governing Council of the Singapore Institute of Management and Non-executive Director of Singapore Health Services Pte Limited, both of which are not-for-profit organisations. Age 63 Nationality Singaporean Career Euleen is an Associate of the Institute of Chartered Accountants in England and Wales, a Fellow of the Singapore Institute of Chartered Accountants and has professional qualifications in banking and taxation. She held various senior management positions within Standard Chartered Bank and was Chief Executive Officer of Standard Chartered Bank, Singapore, from 2001 until 2006. She has also held non-executive appointments on various boards including Aviva plc, MediaCorp Pte Limited, Singapore Airlines Limited, Singapore Exchange Limited, Standard Chartered Bank Malaysia Berhad and Standard Chartered Bank Thai plc. She was previously Non-executive Chairman of the Singapore International Foundation and Chairman of International Enterprise Singapore and the Accounting Standards Council, Singapore. Relevant skills and experience Euleen’s current roles as Chair or Board Director of various international companies provide significant experience in the area of strategy development and international businesses. She is a champion of diversity and constructively challenges the Board and management to constantly raise the bar in this area. Being based in Singapore and as Chair of the Risk Committee of the largest bank in South East Asia, Euleen is close to key emerging/growth markets for our business. Euleen’s risk management expertise has elevated the Board’s deep deliberations around risk governance. Her extensive travel around the world, through her various executive and non-executive roles, has equipped her with broad geopolitical insight and significant knowledge of operating in the Asian region. Euleen leverages her great approachability and financial acumen to pose probing and insightful questions, both in and beyond the boardroom. This provides a strong foundation for her role as Chair of our Audit Committee and contributes to well-rounded and incisive Board discussions. [A] On April 1, 2019, Euleen is retiring from the Board of Temasek Trustees Pte Ltd. Catherine J. Hughes Non-executive Director Tenure 1.5 years (appointed June 1, 2017) Board Committee membership Member of the Corporate and Social Responsibility Committee and member of the Remuneration Committee Outside interests Non-executive Director of SNC-Lavalin Group Inc. Age 56 Nationality Canadian and French Career Catherine was Executive Vice President International at Nexen Inc., from January 2012 until her retirement in April 2013, where she was responsible for all oil and gas activities including exploration, production, development and project activities outside Canada. She joined Nexen in 2009 as Vice President Operational Services, Technology and Human Resources. Prior to joining Nexen Inc., she was Vice President Oil Sands at Husky Oil from 2007 to 2009 and Vice President Exploration & Production Services, from 2005 to 2007. She started her career with Schlumberger in 1986 and held key positions in various countries, including Italy, Nigeria, the UK, the USA and France, and was President of Schlumberger Canada Limited for five years. She was a Non-executive Director of Statoil from 2013 to 2015. Relevant skills and experience Catherine contributes her industry knowledge and ease of engagement with other Directors and managers in the boardroom. With her 30 years of oil and gas sector experience, she brings a geopolitical outlook and deep understanding of the industry. An engineer by training, she has also spent a significant part of her career working in senior human resources roles. The Board highly regards her perspectives on our industry and our most important asset, our people. Catherine has a strong track record of executing operational discipline with a focus on performance metrics and a continual drive for excellence. Her knowledge of the technology underpinning oil and gas operations, logistics, procurement and supply chains benefits the Board greatly as it considers various projects and investment or divestment proposals. She also leverages her industry knowledge – combined with her commitment to the highest standards of corporate governance and safety, ethics and compliance – in her membership of our Corporate and Social Responsibility Committee, while leveraging her human resources experience in her membership on the Remuneration Committee. NOTICE OF ANNUAL GENERAL MEETING 2019 DIRECTORS’ BIOGRAPHIES 13

Directors’ biographies Continued Roberto Setubal Non-executive Director Tenure 1.5 years (appointed October 1, 2017) Board Committee membership Member of the Audit Committee Outside interests Member of the board of International Monetary Conference (IMC), the Economic and Social Development Council of the Presidency of Brazil, and the International Business Council of the World Economic Forum. He is also President of the Fundação Itaú Social and a Member of the Executive Committee of the Instituto Itaú Cultural. Age 64 Nationality Brazilian Career Roberto was Chief Executive Officer and Vice Chairman of the Board of Directors of Itaú Unibanco Holding S.A. in Sao Paulo, Brazil, until April 2017. At that time, he retired as Chief Executive Officer and currently serves as Co-Chairman of the Board of Directors. Following a brief period with Citibank in New York, he joined Banco Itaú in 1984 where he held a variety of senior roles in investment banking, consumer credit operations and retail banking before being appointed Chief Executive Officer in 1994. Following the merger of Banco Itaú and Unibanco, he was appointed to the position of President and Chief Executive Officer of Itaú Unibanco Holding S.A. Previously, he was a Non-executive Director of Petrobas S.A., President of the IMC and Vice-Chairman of the IIF. Relevant skills and experience Roberto brings significant experience in capital markets and financial services to the Board and has a deep understanding of international strategic management, commercial operations and risk management. He was instrumental in designing and then executing a strategy that led to Itaú becoming the largest bank in Brazil. His deep financial knowledge enables him to make robust, demanding and constructive challenges to our investment considerations and helps to ensure that projects are aligned with our strategic intent. Despite spending most of his life in Brazil, Roberto has a strong understanding of global business. Naturally, he also brings an invaluable perspective and insight into operating in his native country, a key growth market for Shell. His contributions also demonstrate his strong advocacy for the highest standards of corporate governance, ethics and compliance. This, combined with his experience of operating in challenging markets, helps to deepen the Board’s analyses of difficult matters with multi-faceted risks. Sir Nigel Sheinwald GCMG Non-executive Director Tenure 6.5 years (appointed July 1, 2012) Board Committee membership Chair of the Corporate and Social Responsibility Committee and member of the Remuneration Committee Outside interests Non-executive Director of Invesco Limited and Raytheon UK. Senior Adviser to Tanium Inc. and to the Universal Music Group. Visiting Professor and Council Member of King’s College, London. Age 65 Nationality British Career Sir Nigel was a senior British diplomat who served as British Ambassador to the USA from 2007 to 2012, before retiring from the Diplomatic Service. Prior to this, he served as Foreign Policy and Defence Adviser to the Prime Minister and as British Ambassador and Permanent Representative to the European Union in Brussels. He joined the Diplomatic Service in 1976 and served in Brussels, Washington, Moscow and in a wide range of policy roles in London. Since 2012, he has taken on a number of international business roles, and supported organisations involved in higher education and international affairs. Relevant skills and experience Sir Nigel’s distinguished track record including three of the most senior international roles in British public service has given him broad geopolitical and public policy experience, as well as knowledge of regulatory issues, communications and stakeholder management. He has a global and strategic outlook which enables him to identify emerging issues that could present geopolitical or reputational challenges. Sir Nigel brings a unique government policy perspective to our strategic discussions particularly on topics such as the energy transition, which are strongly influenced by the views of governments and a complex range of interested parties. His many contributions to the Board on this and other strategic and operational topics often reflect the interconnections between geopolitics, business and external stakeholder engagement. He is used to operating in challenging environments and is committed to active external engagement. This, and his understanding of public policy and regulatory issues through his career in government service and membership of think tanks and university boards, makes him well suited to the role of Chair of our Corporate and Social Responsibility Committee. 14 DIRECTORS’ BIOGRAPHIES NOTICE OF ANNUAL GENERAL MEETING 2019

Linda G. Stuntz Non-executive Director Tenure 7.5 years (appointed June 1, 2011) Board Committee membership Member of the Corporate and Social Responsibility Committee and member of the Nomination and Succession Committee Outside interests Director of Edison International Age 64 Nationality US citizen Career Linda is a founding partner of the law firm of Stuntz, Davis & Staffier, P.C., which is based in Washington, DC[A]. Her law practice included energy and environmental regulation, as well as matters relating to government support of technology development and transfer. She was a member of the US Secretary of Energy Advisory Board from 2015 to 2017, she chaired the Electricity Advisory Council of the US Department of Energy from 2008 to 2009 and was a member of the board of Directors of Schlumberger Limited from 1993 to 2010 and Raytheon Company from 2004 to 2015. From 1989 to 1993, she held senior policy positions at the US Department of Energy, including Deputy Secretary. Relevant skills and experience Linda’s Harvard legal training and deep practical legal experience bring unique and valuable expertise in energy-industry and environmental law, as well as extensive public policy experience, to our Board. This is conveyed through her in-depth knowledge of the gas and power industries and her work on issues related to climate change and energy-related measures to minimise greenhouse gas emissions. As a board director of publicly traded companies for more than 25 years, Linda has provided strategic and legal advice to many energy companies and has substantial experience in overseeing and working with businesses with operations around the world. She has a broad understanding of technology and its development/commercialisation within our industry, from her work with the US government and on the Schlumberger board. She has significant knowledge and understanding of cyber risks as a result of her Raytheon and Edison International board service. Linda’s unique background, coupled with her exceptional ability to frame clear questions that tackle the key points of complex issues, helps deepen the Board’s constructive challenges and considerations of critical industry-related matters, particularly those related to the energy transition. [A] Linda retired from Stuntz, Davis & Staffier, P.C. in January 2019. Gerrit Zalm Non-executive Director Tenure     Six years (appointed January 1, 2013) Board Committee membership Member of the Audit Committee and member of the Remuneration Committee Outside interests Director of Moody’s Corporation in April 2018 Age 66 Nationality Dutch Career Gerrit was an adviser to PricewaterhouseCoopers during 2007, Chairman of the trustees of the International Accounting Standards Board from 2007 to 2010, and an adviser to Permira from 2007 to 2008. He was Chief Economist of DSB Bank from July 2007 to January 2008, Chief Financial Officer from January 2008 to December 2008, and Chairman of the Managing Board of ABN AMRO Bank N.V. from 2010 to 2016. He was Minister of Finance of the Netherlands, twice, from 1994 to 2002 and from 2003 to 2007. In between, he was Chairman of the parliamentary party of the VVD. Prior to 1994, he was head of the Netherlands Bureau for Economic Policy Analysis, a professor at Vrije Universiteit Amsterdam and held various positions at the Ministry of Finance and the Ministry of Economic Affairs. He studied General Economics at Vrije Universiteit Amsterdam and received an Honorary Doctorate in Economics from that university. Relevant skills and experience An economist by background, Gerrit’s distinguished twelve-year service as the Minister of Finance to the Netherlands, coupled with his experience gained from his time with ABN AMRO Bank, brings deep and valuable understanding of Dutch politics and financial markets to the Board.     His international financial management expertise and strategic development experience also benefits the Audit Committee. A highly regarded and seasoned leader in both the public and private spheres, his significant experience in analysing financial commitments from both a wider public stakeholder and global business standpoint serves the Board well, particularly when considering investment proposals. Gerrit consistently and concisely articulates the logic and reasoning behind his views, benefiting both the Board and management.     His questions often trigger other analytical questions from fellow Directors, which serves to deepen and widen Board discussions. NOTICE OF ANNUAL GENERAL MEETING 2019 DIRECTORS’ BIOGRAPHIES 15

Directors’ biographies Continued Neil Carson Non-executive Director Board Committee membership N/A Outside interests Non-executive Chairman of Oxford Instruments plc; Non-executive Chairman of TT Electronics plc; Non-executive Director of TI Fluid Systems plc[A] Age 61 Nationality British Career Neil is a former FTSE 100 chief executive. After completing an engineering degree, Neil joined Johnston Matthey in 1980 where he held several senior management positions in both the United Kingdom and United States, before being appointed Chief Executive Officer in 2004. Since retiring from Johnston Matthey in 2014, Neil has focused his time on his Non-executive roles. Relevant skills and experience Neil is a highly experienced former FTSE 100 chief executive with a broad industrial outlook and a highly commercial approach with a practical perspective on business. He brings a track record of strong operational exposure, familiarity with capital-intensive business and a first-class international perspective on driving value in complex environments.     Neil also currently serves as Honorary President of the Society for the Chemical Industry and was awarded an OBE for services to the Chemical Industry in 2016. As a current non-executive chairman coupled with his executive experience, Neil understands what makes a board effective and how critical it is to work with executives who optimise shareholder value. The Board fully supports his appointment and looks forward to welcoming him and benefiting from his experience and perspectives. [A] Neil will retire from the board of TI Fluid Systems plc with effect from the conclusion of its Annual General Meeting to be held in May 2019. Board evaluation The 2018 Board evaluation, was facilitated internally, led by the Nomination and Succession Committee and focused on three main areas: the effectiveness of the Board Strategy Day, the Board’s skills and experience, and the overall effectiveness of the Board, its Committees and the Chair. Following surveys built around the output of the previous year’s review, and taking into account the trends and themes that emerged from the Strategy Day Review conducted earlier in the year, a report was prepared with concise narrative and supporting graphical data, including a series of key recommendations for the Board. At its meeting in December, the performance of the Board as a whole and the Board committees was discussed by the Nomination and Succession Committee and subsequently by the full Board. Observations by Executive Committee members on Board performance, which had been provided in a separate report, were also discussed. The top priorities for the Board over the coming year were discussed and are provided in the Annual Report. The Nomination and Succession Committee, and the Board, considered that each director continues to contribute effectively and to demonstrate commitment to the role. The Deputy Chair discussed the evaluation report on the Chair’s performance.     He summarised the strength of the positive ratings on such items as the Chair’s communication and relationship with the CEO and other Directors, dealing with specific Director-related matters, availability outside of Board meetings, management of Board meetings, and his relationship with major shareholders and other stakeholders. The CEO and CFO confirmed the positive feedback received from wider Shell staff on the Chair’s engagement style as well as his clear respect for the boundary between executive and non-executive responsibilities. A full overview of the Board evaluation, can be found within the Governance section of the Annual Report for the year ended December 31, 2018. The 2019 Board evaluation will be externally facilitated. 16 DIRECTORS’ BIOGRAPHIES NOTICE OF ANNUAL GENERAL MEETING 2019

Board diversity Non-executive Director tenure Director nationality Gender diversity 0 to 3 years British 9% Canadian 18% Female 4 to 6 years Dutch 27% Brazilian 9% Male 7 to 9 years American 27% Singaporean 9% Non-executive Director sector experience Regulatory/Government affairs/Public policy Oil & gas/Extractives/Energy Strategy development 89% 56% 100% Engineering/Industrial Consumer/Marketing Accounting and Finance 67% 89% 78% NOTICE OF ANNUAL GENERAL MEETING 2019 BOARD DIVERSITY 17

Shareholder notes THIS SECTION CONTAINS INFORMATION RELATING    TO THE FOLLOWING: 2. 1. Attendance and appointment of a proxy    Corporate representatives 4. 3. AGM webcast    Electronic voting and proxy appointment 6. 5. CREST electronic proxy appointment Audit concerns 7. Shareholders’ right to ask questions 8. Shareholders’ rights under Sections 338 9. and 338A of the Companies Act 2006 Electronic publication 11. 10. Electronic addresses Shares and voting rights 12. Documents available for inspection 1. of a proxy Attendance and appointment If you wish to attend the AGM or appoint a proxy to attend, speak and vote on your behalf, please see the relevant section below depending on the way you hold your shares. There are several ways in which Royal Dutch Shell plc ordinary shares or an interest in those shares can be held. These include: directly as registered shares in certificated or uncertificated form in a shareholder’s own name; indirectly through Euroclear Nederland (via banks or brokers); through the Royal Dutch Shell Corporate Nominee; through another third-party nominee or intermediary company; or as a direct or indirect holder of either A or B American Depositary Shares (ADSs) with the Depositary (JP Morgan Chase Bank N.A). Any person to whom this Notice is sent who is a person that has been nominated under Section 146 of the Companies Act 2006 to enjoy information rights (“nominated persons”) does not have a right to appoint a proxy. However, a nominated person may, under an agreement with the registered shareholder by whom he or she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the AGM. Alternatively, if a nominated person does not have such a right, or does not wish to exercise it, he or she may have a right under any such agreement to give instructions to the registered shareholder as to the exercise of voting rights. Shareholders with registered shares in their own name or holding their shares through the Royal Dutch Shell Corporate Nominee â– â–Registered holders of shares or shareholders who hold their shares in the Royal Dutch Shell Corporate Nominee, or their duly appointed representatives, are entitled to attend, speak and vote at the AGM. Entitlement to attend and vote at the AGM will be determined by reference to the Company’s Register of Members. In order to attend and vote at the AGM, a person must be entered on the Register of Members or the register of the Royal Dutch Shell Corporate Nominee no later than 19:30 (Dutch time), 18:30 (UK time) on Friday May 17, 2019. A shareholder’s voting entitlement will depend on the number of shares held at that time. If the AGM is adjourned, such entitlement is determined by reference to the Register of Members or the register of the Royal Dutch Shell Corporate Nominee at 19:30 (Dutch time), 18:30 (UK time), two working days before the date of the adjourned AGM. A shareholder is entitled to appoint a proxy to exercise all or any of their rights to attend and to speak and vote on their behalf at the AGM. A shareholder may appoint more than one proxy in relation to the AGM, provided each proxy is appointed to exercise the rights attached to a different share or shares held by that shareholder. A proxy need not also be a shareholder. Proxy Forms and, for participants in the Royal Dutch Shell Corporate Nominee, Voting Instruction Forms, must reach the Company’s Registrar no later than 10:00 (Dutch time), 09:00 (UK time) on Friday May 17, 2019. It is also possible to vote or register a proxy appointment electronically as explained below. Shareholders who have completed a Proxy Form or Voting Instruction Form may still attend the AGM and vote in person should they wish to do so, but they are requested to bring the Admittance Card with them to the AGM. If a shareholder wishes to appoint multiple proxies, he or she should contact the Registrar on 0800 169 1679 (UK) or +44 (0) 121 415 7073 to obtain an additional Proxy Form or, in the case of a participant in the Royal Dutch Shell Corporate Nominee, a Voting Instruction Form. Alternatively, the shareholder may photocopy his or her Proxy Form or Voting Instruction Form. It will be necessary for the shareholder to indicate on each separate Proxy Form, or Voting Instruction Form, the number of shares in relation to which each proxy is authorised to act. If a shareholder appoints more than one proxy, he or she must ensure that no more than one proxy is appointed in relation to any share. If a shareholder does not specify how he or she wants the proxy to vote on the particular resolutions, the proxy may vote or abstain as he or she sees fit. A proxy may also vote or abstain as he or she sees fit on any other business which properly comes before the AGM. 18 SHAREHOLDER NOTES NOTICE OF ANNUAL GENERAL MEETING 2019

If shares are held through the Royal Dutch Shell Corporate Nominee and no voting instructions are received or specified, the Corporate Nominee will not cast the votes attached to such shares. If two or more shareholders jointly hold shares in the Company, each shareholder may attend, speak and vote at the AGM, appoint a proxy or give voting instructions. However, if more than one joint holder votes, appoints a proxy or gives voting instructions, the only vote, appointment or voting instruction which will count is the vote, appointment or voting instruction of the joint holder whose name is listed first on the register. Shareholders holding their shares through Euroclear Nederland (via banks or brokers) Shareholders holding their shares through Euroclear Nederland B.V. (“Euroclear”) via banks and brokers are not included in the Company’s Register of Members – such shares are included in the Register of Members under the name of Euroclear. If shareholders who hold their shares through Euroclear wish to: (i) attend the AGM; or (ii) appoint a proxy to attend, speak and vote on their behalf; or (iii) give voting instructions without attending the AGM, they must instruct Euroclear accordingly. To do this, shareholders are advised to contact their bank or broker as soon as possible and advise them which of the three options they prefer. Alternatively, shareholders can choose such options electronically by accessing the website www.abnamro.com/evoting and following the online instructions. In all cases, the validity of the instruction will be conditional upon ownership of the shares at no later than 10:00 (Dutch time)     , 09:00 (UK time) on Friday May 17, 2019. Any instruction, whether by hard copy or by electronic means, must be received by this time. Shareholders holding their shares through Euroclear and who indicate they wish to attend the AGM will not receive an Admittance Card. They will therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence. Holders of American Depositary Shares (ADSs) Registered ADS holders who wish to attend the AGM or wish to have their votes cast on their behalf should indicate accordingly on their Voting Instruction Form and return it to the Depositary, JP Morgan Chase Bank N.A. Those who hold their ADSs beneficially through a bank or broker and wish to attend the AGM or have their votes cast on their behalf should contact their bank or broker as soon as possible. The Depositary, JP Morgan Chase Bank N.A., can be contacted on telephone number +1 888 737 2377 (from within the USA) or +1 651 453 2128 (from outside the USA). Holders of ADSs wishing to attend the AGM will not receive an Admittance Card and will therefore be asked to identify themselves at the AGM using a valid passport, identity card or driving licence. 2. Corporate representatives Any corporation that is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares. 3. AGM webcast If you are unable to come to the AGM, you can watch via the webcast which will be broadcast live at 10:00 (Dutch time), 09:00 (UK time) on the day of the AGM. Shareholders who wish to follow the AGM via the webcast should log on to www.shell. com/AGM/webcast and follow the online instructions. The webcast is not interactive and it is not possible to vote or ask questions remotely. The webcast may include the question and answer sessions with shareholders present at the AGM, as well as background shots of those present in the auditorium. We have also arranged for photographs to be taken throughout the premises for the duration of the event to be kept in the Company’s photo library. These photographs may be used in future publications online or in print. If you attend the AGM in person, you may be included in photographs or in the webcast. Please note that the photographs and broadcast footage may be transferred outside the European Economic Area. A copy of the company’s Privacy Notices privacy policy can be found on our website at www.shell.com/privacy. 4. Electronic voting and proxy appointment     Registered shareholders and those who hold their shares through the Royal Dutch Shell Corporate Nominee who prefer to register a proxy appointment with the Registrar via the internet instead of by hard copy (sent by post or by hand) may do so by accessing the website www.sharevote.co.uk. Details of how to register an electronic proxy appointment and voting instructions are set out on the website, but please note the following: This method of registering proxies is an alternative to the traditional hard copy appointment of proxies, which will continue unaltered. The electronic facility is available to all shareholders and those who use it will not be disadvantaged. This facility provides for the electronic appointment of a proxy and not direct electronic voting. Accordingly, the person appointed as proxy will have to attend the AGM in person and vote on behalf of the shareholder. No special software is required in addition to internet access. To register on the website www.sharevote. co.uk, it will be necessary to quote the reference numbers which are set out on the top of your Proxy Form or Voting Instruction Form, or your Notice of Availability.     These numbers are unique to the particular holding and the 2019 AGM and contain special security aspects to prevent fraudulent replication. In the interests of security, the reference numbers will not be reissued, so if you consider that you might want to register your proxy appointment or your voting instructions electronically after submitting the paper form, please retain a note of the Voting ID, Task ID and Shareholder Reference Number before dispatching the paper form. An electronic appointment of a proxy or registration of voting instructions will not be valid if sent to any address other than submission via www.sharevote.co.uk and will not be accepted if found to contain a virus. 10:00 (Dutch time) The final time for receipt of proxies is     , 09:00 (UK time) on Friday May 17, 2019. You may change your appointment or voting instructions by submitting a new form in either hard copy or electronic form; however, the new form must be received by the Registrar by this final time. If two valid Proxy Forms or Voting Instruction Forms are received from the same shareholder before the relevant closing time, the one last received will be counted. NOTICE OF ANNUAL GENERAL MEETING 2019 SHAREHOLDER NOTES 19

proxy appointment 5. CREST electronic     CREST members who wish to appoint a proxy through the CREST electronic proxy appointment service may do so for the AGM and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual (available via www.euroclear.com). The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Registrar (ID RA 19) by the latest time(s) for receipt of proxy appointments specified in this Notice. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Registrar is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means. CREST members and, where applicable, their CREST sponsors or voting service providers, should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this regard, CREST members and, where applicable, their CREST sponsors or voting service providers, are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001. 6. Audit concerns Under Section 527 of the Companies Act 2006, shareholders meeting the threshold requirements set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to: (i) the audit of the Company’s accounts (including the Auditor’s report and the conduct of the audit) that are to be laid before the AGM; or (ii) any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid before the AGM in accordance with Section 437 of the Companies Act 2006. The Company may not require the shareholders requesting any such website publication to pay its expenses in complying with Sections 527 or 528 of the Companies Act 2006. Where the Company is required to place a statement on a website under Section 527 of the Companies Act 2006, it must forward the statement to the Company’s auditor no later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required, under Section 527 of the Companies Act 2006, to publish on a website. 7. Shareholders’ right to ask questions     Any shareholder attending the AGM has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the AGM but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the AGM or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the AGM that the question be answered. See also “How to ask a question” on page 21. 8. Sections 338 and 338A of Shareholders’ rights under    the Companies Act 2006 Under Section 338 and Section 338A of the Companies Act 2006, shareholders meeting the threshold requirements in those sections have the right to require the Company: (i) to give to shareholders of the Company entitled to receive Notice, notice of a resolution which may properly be moved and is intended to be moved at the AGM; and/or (ii) to include in the business to be dealt with at the AGM any matter (other than a proposed resolution) which may be properly included in the business. A resolution may properly be moved or a matter may properly be included in the business unless (a) (in the case of a resolution only) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the company’s constitution or otherwise), (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business, must be authenticated by the person or persons making it, must be received by the Company no later than Sunday April 7, 2019, being the date six clear weeks before the AGM, and (in the case of a matter to be included in the business only) must be accompanied by a statement setting out the grounds for the request. 9. Electronic publication A copy of this Notice, and other information required by Section 311A of the Companies Act 2006, can be found at www.shell.com/AGM. 10. Electronic addresses Shareholders may not use any electronic address in this Notice or any related documents (including the Chair’s Letter or Proxy Forms) to communicate with the Company about proceedings at the 2019 AGM or the contents of this Notice other than for expressly stated purposes. 11. Shares and voting rights The total number of Royal Dutch Shell plc ordinary shares in issue as at March 13, 2019, is 8,158,914,469 shares (being 4,413,427,738 A shares and 3,745,486,731 B shares), and 50,000 sterling deferred shares. The A shares and the B shares carry one vote each but the sterling deferred shares have no voting rights. The Company holds no shares in treasury. 12. for inspection Documents available     The following documents, which are available for inspection during normal business hours at the registered office of the Company on any weekday (public holidays excluded), will also be available for inspection at the AGM from 09:45 (Dutch time) on the day of the AGM until the conclusion of the AGM: â–â– a copy of each Executive Director’s contract of service; â– â– a copy of each Non-executive Director’s letter of appointment; and â– â– a copy of the proposed new Articles of Association of the Company, and a copy of the existing Articles of Association marked to show the changes being proposed in Resolution 19. Shareholders should note, however, that these documents will not remain available for inspection at the Company’s registered office after the date of the AGM. 20 SHAREHOLDER NOTES NOTICE OF ANNUAL GENERAL MEETING 2019

Attendance arrangements

Location, date and time
The AGM will be held at Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands on Tuesday May 21, 2019 at 10:00 (Dutch time). Registration is open from 08:30 (Dutch time).

How to ask a question
There will be dedicated question points located in the main auditorium. Ushers will be available to direct you to the question points and it is suggested that you sit in these areas should you wish to raise a question.

Voting
All resolutions for consideration at the AGM will be decided by way of a poll rather than a show of hands. This means that a shareholder has one vote for every share held. It reflects the Company's established practice and ensures that shareholders, including shareholders who are not able to come to the AGM in person, have their votes taken into account. Poll cards will be distributed at the AGM for the purposes of voting.

Refreshments
Tea and coffee will be served before the AGM and a sandwich lunch will be available afterwards.

How to get there
The nearest tram stop (called "Circustheater") is opposite the venue. If travelling from either Den Haag Hollands Spoor (HS) or The Hague Centraal (CS) train stations, take tram 9.

Airport connections
Rotterdam The Hague Airport (www.rotterdamthehagueairport.nl/en/) is the nearest international airport to The Hague, however, many travellers prefer to use Amsterdam Schiphol Airport (www.schiphol.nl) as it offers better public transport links.

Parking
The car park is located at Nieuwe Parklaan.

Shareholders with special needs
There will be an induction loop system for those with hearing difficulties. Persons in wheelchairs should contact a member of staff on arrival. Anyone accompanying a person in need of assistance will be admitted to the AGM.

Security
There will be a security check in the reception area at the venue, and a routine bag search will be undertaken. You will not be permitted to take liquids into the venue. Any other items deemed to be inappropriate will be removed and stored until the end of the event. Although unlikely, body searches may also be in operation. The use of electrical equipment and cameras will not be permitted during the AGM.

Photography
As referenced as part of the Webcast note above, we have arranged for photographs to be taken throughout the premises for the duration of the AGM. These will be kept in the Company's photo library. These photographs may be used in future publications online or in print. If you attend the AGM in person, you may be included in photographs or in the webcast. Please note that the photographs and broadcast footage may be transferred outside the European Economic Area.
A copy of the company's Privacy Notices can be found on our website at www.shell.com/privacy.


ZWOLSESTRAAT
STRANDWEG
SEA LIFE SCHEVENINGEN
HOLLAND CASINO SCHEVENINGEN
HARSTENHOEKWEG
BOSSCHESTRAAT
GENTSESTRAAT
CIRCUSTHEATER
P
MAIN ENTRANCE
BADHUISWEG
STEVINSTRAAT
GEVERS DEYNOOTWEG
DIRK HOOGENRAADSTRAAT
D'AUMERIESTRAAT
NIEUWE PARKLAAN
MESSSTRAAT

NOTICE OF ANNUAL GENERAL MEETING 2019 **ATTENDANCE ARRANGEMENTS** 21

Shareholder presentation, London

Dear Shareholder,

I would like to invite you to a presentation which will be held in London on Thursday May 23, 2019 (two days after the Company's Annual General Meeting). I will chair the presentation, and will be joined by Ben van Beurden, Chief Executive Officer, Jessica Uhl, Chief Financial Officer and Linda Szymanski, Company Secretary.

While all shareholders are invited to attend, the presentation may be of particular interest to UK resident shareholders who wish to hear about the Company's progress and have the opportunity to ask questions in person.

Yours faithfully,

Chad Holliday
Chair
Royal Dutch Shell plc

This presentation is not part of the 2019 Annual General Meeting ("AGM") of Royal Dutch Shell plc.

Location, date and time

The presentation will be held at Central Hall Westminster, Storey's Gate, Westminster, London, SW1H 9NH, United Kingdom on Thursday May 23, 2019 at 11:00 (UK time). It is scheduled to last for approximately two hours. Registration is open from 09:30 (UK time).

Admission

If you wish to attend the presentation, please take your Shareholder Presentation Admittance Card with you which is attached to your AGM Proxy or Voting Instruction Form or within your Notice of Availability. If you do not have an AGM Proxy or Voting Instruction Form or a Notice of Availability, please contact the Company's Registrar, Equiniti on 0800 169 1679 (UK) or +44 (0)121 415 7073.

Registrar

The Company's Registrar, Equiniti, will be present to answer any questions or deal with any share registration matters.

Refreshments

Tea and coffee will be served before the presentation and a sandwich lunch will be available afterwards.

How to get there

Central Hall Westminster is located approximately three minutes walk from Westminster (Jubilee/District and Circle lines) and St James's Park (District and Circle lines) Underground stations.

Parking

There is a car park located in Medway Street just a few minutes from the venue.

Shareholders with special needs

There will be an induction loop system at the meeting for those with hearing difficulties. Persons in wheelchairs should contact a member of staff on arrival. Anyone accompanying a person in need of assistance will be admitted to the presentation.

Security

There will be a security check in the reception area at the venue, and a routine bag search will be undertaken. You will not be permitted to take liquids into the venue. Any other items deemed to be inappropriate will be removed and stored until the end of the event. Although unlikely, body searches may also be in operation. The use of electrical equipment and cameras will not be permitted during the presentation.

Photography

We have arranged for photographs to be taken throughout the premises for the duration of the presentation. These will be kept in the Company's photo library. These photographs may be used in future publications online or in print. If you attend the presentation in person, you may be included in photographs. Please note that the photographs and broadcast footage may be transferred outside the European Economic Area. A copy of the company's Privacy Notices can be found on our website at www.shell.com/privacy.



ST JAMES'S PARK
BIRDCAGE WALK A3214
OLD QUEEN ST
CENTRAL HALL WESTMINSTER
STOREY'S GATE
TOTHILL ST
MAIN ENTRANCE
PETTY FRANCE
ST JAMES'S PARK
WESTMINSTER
WESTMINSTER BRIDGE
BIG BEN
WATERLOO
Approx 1 mile
ST MARGARET ST
HOUSES OF PARLIAMENT
WESTMINSTER ABBEY
GREAT SMITH ST
ABINGDON ST
A302 VICTORIA ST
OLD PYE ST
BUCKINGHAM GATE
GREAT PETER STREET
MONCK STREET
MEDWAY STREET
GREYCOAT ST

22 **SHAREHOLDER PRESENTATION, LONDON** NOTICE OF ANNUAL GENERAL MEETING 2019

Appendix Explanatory notes regarding Further information and amendments to the Company’s articles of association Resolution 19 proposes the adoption of new articles of association (the “New Articles”) to update the Company’s current articles of association (the “Current Articles”), which were adopted in May 2010. The New Articles reflect changes in applicable law or current best market practice since the Current Articles were adopted. The opportunity has also been taken to propose some clearer language in other parts of the New Articles. The principal changes introduced in the New Articles are summarised in this Appendix. Changes that are only minor, technical or clarificatory in nature are not noted separately. The New Articles, marked to show all the proposed amendments to the Current Articles, are available for inspection, as noted on page 20 of this document, and are also available on the Company’s website: www.shell.com/AGM. Uncertificated Shares (Article 15) The New Articles clarify that no provision of the New Articles will apply to the extent it would be inconsistent with the Company exercising any of its powers or functions or doing anything through CREST. Untraced Shareholders (Article 42) The New Articles revise the provisions dealing with the circumstances when, and on what terms, the Company may sell the shares of a shareholder who is no longer cashing dividends and has not been for a period of at least 12 years (provided at least three dividends have become payable during that time), nor otherwise in touch with the Company and who cannot reasonably be traced. The amendments to these provisions are designed to safeguard shareholder rights while not placing unduly onerous administrative obligations on the Company. In particular, the New Articles dispense with the requirement for the Company to publish notices in local and national newspapers before selling shares belonging to any untraced shareholder. The newspaper notification is very administrative, relies on an individual reading the said paper on a specific given day, and can lead to a significant number of false claims. The Company will instead be required to send a notice to such shareholder after a 12 year period has passed since the Company first stopped making dividend payments to that shareholder and also take other reasonable steps to trace the relevant shareholder. Participation in General Meetings and use of Electronic Facilities and Satellite Meetings (Article 51) (with consequential changes to Articles 56, 59, 60 and 65) The New Articles would allow for general meetings, including annual general meetings and/or adjourned meetings, to be held partly through an electronic platform alongside the physical general meeting, as permitted by the Companies Act 2006 (as amended by the Companies (Shareholders’ Rights) Regulations 2009). Accordingly, the New Articles would allow for meetings to be held and conducted in such a way that persons who are not present together at the same place may attend, speak and vote at the meeting by electronic means. While it should be noted that it is not the current intention of the Board to hold combined physical and electronic general meetings, the Board considers it prudent for there to be sufficient flexibility in this regard. The New Articles would continue to allow the Company to hold physical-only general meetings. However, in line with current best market practice, the New Articles would not permit electronic-only general meetings. Objections or Errors in Voting (Article 72) Under the Companies Act 2006 (as amended by the Companies (Shareholders’ Rights) Regulations 2009), a proxy is required to vote in accordance with instructions given to him or her by the registered shareholder by whom the proxy has been appointed. The New Articles clarify that the Company is not obliged to check whether a proxy has voted in accordance with the appointing shareholder’s instructions and confirm that his or her failure to vote in accordance with those instructions will not invalidate any shareholder vote. Payment Procedure (Article 121) The New Articles include updated provisions on payment procedures for dividends or other money payable in cash relating to shares. These provisions grant the Board greater flexibility in deciding the payment methods used and whether shareholders may make an election to be paid otherwise than through the default payment method. The Board considers it prudent for there to be increased flexibility in this regard. The New Articles would also allow the Company to treat a dividend, or other payment relating to a share, as unclaimed if the relevant shareholder does not supply payment information or if the dividend cannot be paid by the Company using the details provided. Summary Financial Statements (Article 130) In line with current best market practice, the New Articles provide that the Company may send strategic reports with supplementary materials to shareholders instead of the full accounts and reports. Method of Service (Article 131) and Service of Notices on Persons Entitled by Transmission (Article 133) In line with current best market practice, the New Articles clarify the rules relating to service of notices or documents by the Company. In particular, they provide that the Company may choose not to serve a notice or other document on a shareholder, or person entitled to a share by transmission, residing overseas where doing so might cause the Company disproportionate difficulties. For instance, where there might be legal, regulatory or practical problems in a particular territory. NOTICE OF ANNUAL GENERAL MEETING 2019 APPENDIX 23

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STATEMENT ON BEHALF OF ROYAL DUTCH SHELL PLC

REGARDING THE 2019 ANNUAL GENERAL MEETING (AGM)

Dear Shareholder,

From April 12, 2019 the Royal Dutch Shell plc (Shell) 2019 Notice of Annual General Meeting, and associated materials are mailed to Shell shareholders and for those that receive information via the Shell website, a notice to advise that the information was available for review is provided.

Included in the 2019 Notice of Annual General Meeting (in Resolution 22 on page 6) is a resolution requisitioned by a group of shareholders coordinated by Follow This.

UPDATE SINCE THE SHAREHOLDER RESOLUTION WAS RECEIVED

Shell welcomes the announcement on April 7, 2019 by the Dutch shareholder group Follow This of its intention to withdraw the shareholder resolution which had been requisitioned by a group of shareholders coordinated by Follow This and which is set out in Resolution 22 of the 2019 Notice of Annual General Meeting. Shell understands that Follow This is now in the process of collecting the requisite support to request withdrawal of the shareholder resolution. Shell will ensure that due procedure is followed ahead of any decision by Shell to propose the withdrawal of Resolution 22 from the 2019 AGM but at present Resolution 22 remains on the agenda and shareholders are requested to vote.

The Directors of Royal Dutch Shell plc maintain that Resolution 22 is not in the best interests of Royal Dutch Shell plc and its shareholders as a whole and unanimously recommend that shareholders vote against Resolution 22 for the reasons set out on page 7 of the 2019 Notice of Annual General Meeting.

We will keep shareholders informed in advance of the AGM on the progress by Follow This and of any subsequent decisions taken by Shell.

Yours sincerely,

Anthony Clarke

Deputy Company Secretary

April 11, 2019

Registered in England and Wales number 4366849

Registered office: Shell Centre London SE1 7NA

Headquarters: Carel van Bylandtlaan 30, 2596 HR The Hague, The Netherlands

Registered with the Dutch Trade Register under number 34179503

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell

plc (Registrant)

By:	A Clarke
Name: A Clarke
Title: Deputy Company Secretary

Date: April 11, 2019